UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

(1) International Datashare Corporation
(2) Divestco.Com Inc.
(3) 1059778 Alberta Ltd.
(Name of Subject Companies)

Alberta, Canada
(Jurisdiction of Subject Companies' Incorporation or Organization)

(1) International Datashare Corporation
(2) Divestco.Com Inc.
(3) 1059778 Alberta Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

(1) Christopher J. Barry
Christopher Doerksen
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
(206) 903-8800

(2)(3) Stephen Popadynetz
Divestco.com Inc.
Suite 500, 707 – 7th Avenue S.W.,
Calgary, Alberta T2P 3H6
(403) 237-9170

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

August 22, 2003
(Date Tender Offer/Rights Offering Commenced)

Exhibit list on page 6

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The following materials are attached following this page:

1.* Joint Information Circular – Proxy Statement dated August 18, 2003

2.* iDc Instrument of Proxy

3.* Divestco Instrument of Proxy

4.* iDc Letter of Transmittal

5.* Divestco Letter of Transmittal

6. Subscription Agreement for 1059778 Alberta Ltd.

7. Director and Shareholder Resolution for 1059778 Alberta Ltd.

---

* Incorporated by reference to the Form CB filed on August 22, 2003 by the persons furnishing this Form.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1.* Press release dated April 14, 2003.

2.* Press release dated April 17, 2003.

3.* Material Change Report dated April 24, 2003.

4.* Press release dated August 7, 2003.

5. Press release dated September 5, 2003.

6. Material Change Report dated September 8, 2003.

---

* Incorporated by reference to the Form CB filed on August 22, 2003 by the persons furnishing this Form.

Part III. – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on August 22, 2003, the persons furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL DATASHARE CORPORATION

Mike Hejtmanek
Vice President, Finance

September 23 ,2003
Date

DIVESTCO.COM INC.

Stephen Popadyntetz
Chief ExecutiveOfficer

September 23 ,2003
Date

1059778 ALBERTA LTD.

Stephen Popadyntetz
President

September 23, 2003
Date

EXHIBIT INDEX

* Incorporated by reference to the Form CB filed on August 22, 2003 by the persons furnishing this Form.

Exhibit 5

NEWS RELEASE

INTERNATIONAL DATASHARE CORPORATION AND DIVESTCO.COM INC. ANNOUNCE PRIVATE PLACEMENT FINANCING

September 5, 2003–CALGARY, ALBERTA– International Datashare Corporation ("iDc") (TSX symbol – IED) and **Divestco.com Inc.** ("Divestco"), announce that Divestco, through its wholly owned subsidiary, 1059778 Alberta Ltd. ("Financeco"), has negotiated a brokered private placement financing with Octagon Capital Corporation ("Octagon") for 1,818,182 units at a price of $1.65 per unit for total gross proceeds of $3,000,000. In addition, Octagon has been granted an over-allotment option to increase the size of the offering by up to an additional 606,061 units for total gross proceeds of $4,000,000 at any time up to the closing.

Each unit consists of one common share of Financeco and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of Financeco at an exercise price of $2.50 for a period of 12 months. Octagon will be acting as lead agent with First Energy Capital Corp. and First Associates Investments Inc. (the "Agents"). The Agents will receive a seven percent cash commission and that number of broker warrants equal to five percent of the total units sold under the offering. Each broker warrant (along with the common share purchase warrants referred to above, will hereinafter be referred to as "Warrants" or singularly, as a "Warrant") will be issued on the same terms as the Warrant offered to subscribers under the placement.

Closing of the offering is conditional upon and will be completed immediately prior to completion of the previously announced amalgamation of iDc and Divestco, which will include Financeco. Pursuant to the Amalgamation, the common shares of Financeco will be exchanged for common shares of Amalco on the basis of one common share of Financeco for 1.2008767 common shares of Amalco and each Warrant will be adjusted as a result of the amalgamation such that each warrant will entitle the holder to acquire 1.2008767 common shares of Amalco for a period of 12 months, subject to anti-dilution provisions.

The proceeds of the private placement are intended to be used to settle outstanding liabilities of iDc following the amalgamation and for general corporate purposes of Amalco.

International Datashare Corporation is an oil and gas service company. Its primary areas of operation are Calgary, Alberta, Houston, Texas and Oklahoma City, Oklahoma. The integration of its recent acquisitions gives iDc the capability to provide seismic data management, transcription, storage and delivery of oil and gas exploration geophysical data. Riley Electric Log Inc. positions iDc as the leader in North America for log data and Request Integrated Solutions offers state-of-the-art seismic archiving technology. These divisions complement our industry leading open system desktop mapping engine and analytical tool, GEOcarta.

Divestco.com Inc. is a privately held Calgary based software, web services, oil & gas data, and seismic services company which specializes in oil & gas mapping and data retrieval, seismic interpretation, mineral rights divestment, seismic data services and seismic brokerage.

For further information please contact:

International Datashare Corporation
Mr. Norm Stein
President
Tel: (403)-231-5310
Fax: (403)-231-5349

Divestco.com Inc.
Mr. Stephen Popadynetz
Chief Executive Officer
Tel: (403)-237-9170
Fax: (403)-229-4853

Exhibit 6

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   International Datashare Corporation

2. **Date of Material Change:**

   September 5, 2003

3. **News Release**

   A press release disclosing the details outlined in this Material Change Report was issued by CCN Matthews from Calgary, Alberta on September 5, 2003 and disseminated through the facilities of CCN Matthews and would have been received by the securities commissions where International Datashare Corporation is a "reporting issuer" and the stock exchanges on which the securities of International Datashare Corporation are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   International Datashare Corporation ("iDc") and Divestco.com Inc. ("Divestco") announced that Divestco, through its wholly-owned subsidiary, 1059778 Alberta Ltd. has negotiated a brokered private placement financing with Octagon Capital Corporation for 1,818,182 units at a price of $1.65 per unit for total gross proceeds of $3,000,000.

5. **Full Description of Material Change:**

   See attached Schedule "A".

6. **Reliance on Confidentiality Provisions:**

   Not Applicable

7. **Omitted Information:**

   Not Applicable

8. **Senior Officers:**

   For further information, please contact Mr. Mike Hejtmanek, Vice President, Finance, International Datashare Corporation, Calgary, Alberta, Telephone (403) 231-5317.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED as of September 8, 2003, at the City of Calgary, in the Province of Alberta.

International Datashare Corporation

Per: *(signed) "Mike Hejtmanek"*
Mike Hejtmanek
Vice President, Finance

cc: Toronto Stock Exchange

Schedule "A"
NEWS RELEASE

INTERNATIONAL DATASHARE CORPORATION AND DIVESTCO.COM INC. ANNOUNCE PRIVATE PLACEMENT FINANCING

September 5, 2003–CALGARY, ALBERTA– International Datashare Corporation ("iDc") (TSX symbol – IED) and Divestco.com Inc. ("Divestco"), announce that Divestco, through its wholly owned subsidiary, 1059778 Alberta Ltd. ("Financeco"), has negotiated a brokered private placement financing with Octagon Capital Corporation ("Octagon") for 1,818,182 units at a price of $1.65 per unit for total gross proceeds of $3,000,000. In addition, Octagon has been granted an over-allotment option to increase the size of the offering by up to an additional 606,061 units for total gross proceeds of $4,000,000 at any time up to the closing.

Each unit consists of one common share of Financeco and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of Financeco at an exercise price of $2.50 for a period of 12 months. Octagon will be acting as lead agent with First Energy Capital Corp. and First Associates Investments Inc. (the "Agents"). The Agents will receive a seven percent cash commission and that number of broker warrants equal to five percent of the total units sold under the offering. Each broker warrant (along with the common share purchase warrants referred to above, will hereinafter be referred to as "Warrants" or singularly, as a "Warrant") will be issued on the same terms as the Warrant offered to subscribers under the placement.

Closing of the offering is conditional upon and will be completed immediately prior to completion of the previously announced amalgamation of iDc and Divestco, which will include Financeco. Pursuant to the Amalgamation, the common shares of Financeco will be exchanged for common shares of Amalco on the basis of one common share of Financeco for 1.2008767 common shares of Amalco and each Warrant will be adjusted as a result of the amalgamation such that each warrant will entitle the holder to acquire 1.2008767 common shares of Amalco for a period of 12 months, subject to anti-dilution provisions.

The proceeds of the private placement are intended to be used to settle outstanding liabilities of iDc following the amalgamation and for general corporate purposes of Amalco.

International Datashare Corporation is an oil and gas service company. Its primary areas of operation are Calgary, Alberta, Houston, Texas and Oklahoma City, Oklahoma. The integration of its recent acquisitions gives iDc the capability to provide seismic data management, transcription, storage and delivery of oil and gas exploration geophysical data. Riley Electric Log Inc. positions iDc as the leader in North America for log data and Request Integrated Solutions offers state-of-the-art seismic archiving technology. These divisions complement our industry leading open system desktop mapping engine and analytical tool, GEOcarta.

Divestco.com Inc. is a privately held Calgary based software, web services, oil & gas data, and seismic services company which specializes in oil & gas mapping and data retrieval, seismic interpretation, mineral rights divestment, seismic data services and seismic brokerage.

For further information please contact:

International Datashare Corporation
Mr. Norm Stein
President
Tel: (403)-231-5310
Fax: (403)-231-5349

Divestco.com Inc.
Mr. Stephen Popadynetz
Chief Executive Officer
Tel: (403)-237-9170
Fax: (403)-229-4853